Exhibit 23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Axesstel, Inc.

The audits referred to in our report dated March 29, 2011 relating to the consolidated financial statements of Axesstel, Inc. and subsidiary (the “Company”), which is contained in Item 8 of this Form 10-K, included the audit of the amounts in the financial statement schedules included in Item 15(a)(2) of this Form 10-K. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedule based upon our audits.

In our opinion, such financial statement schedules present fairly, in all material respects, the information set forth therein.

/s/ Gumbiner Savett Inc.
GUMBINER SAVETT INC.

Santa Monica, California

March 29, 2011